UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Termination of a Material Agreement

As previously disclosed on a Form 6-K filed with the Securities Exchange Commission on December 20, 2024, on December 16, 2024, Zhibao Technology Inc., a Cayman Islands exempted company (the “Company”), entered into certain share purchase agreement (the “Share Purchase Agreement”) and certain registration rights agreement (the “Registration Rights Agreement”, together with the Share Purchase Agreement, the “Agreements”) with GEM Global Yield LLC SCS (“GEM”) and GEM Yield Bahamas Limited (“GYBL”), in connection with setting up certain share subscription facility. Pursuant to the Share Purchase Agreement, GEM agreed to purchase up to $50,000,000 of the Company’s Class A ordinary shares during a three-year period. On December 16, 2024, the Company issued to GYBL a warrant to purchase 467,800 ordinary shares at an exercise price of $3.95 per share (the “Warrant”, collectively with the Agreements, the “Transaction Documents”).

On March 11, 2025, the Company terminated the Transaction Documents, including the Warrant. No Class A ordinary shares have been issued under the Transaction Documents as of the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Zhibao Technology Inc.

Date: March 14, 2025	By:	/s/ Botao Ma
		Name:	Botao Ma
		Title:	Chief Executive Officer

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